Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following are a script for an Employee Video from Rick Clemmer which video is distributed on June 16, 2015, an Integration Update on Sales & Marketing under the proposed merger, a presentation on NXP MT+1 for Sales as well as an Organization Chart for Finance.

INTEGRATION VIDEO ADDRESS 02

Script for Rick Clemmer

Planned video recording > June 09, 10:00 CET > Eindhoven – Rick’s Office

The energy around the merger, and everyone involved in it, is just fantastic – you hear that whenever we discuss the integration.

We are making steady progress, as we lay the foundation for the company that will support our customers like never before.

Our proposed merger with Freescale, with the complementary portfolios, will make the new NXP one of the leading companies in global semiconductors, leader in Automotive, IoT and Security, with the opportunity for true thought leadership.

Between Freescale and NXP, workstreams have been identified and team leaders selected. I met these leaders in an intensive workshop in Austin Texas, run by the Integration Management Office.

Also, as you know, on May 27, the direct reports of the new Management Team of the proposed combined entity have been announced and the resulting teams – the MT+1 – are ideally equipped to deliver the full value of the Freescale/NXP merger.

The design phase of the combined entity is on track, and our organizational structure is nearing completion.

The Registration Statement – the F4 – that we filed with the SEC has been declared effective, another important step forward. And on July second, both Freescale and NXP will hold shareholder meetings, where they will vote on whether to approve the merger.

Finally, we announced on May 28 that NXP had reached an agreement under which RF Power will be acquired by JAC Capital, with the transaction expected to close in the second half of the year. As we informed you at the announcement, NXP was committed to sell the business in order to facilitate the proposed merger with Freescale. On behalf of the Management Team, we want to thank everyone in RF Power for their excellent work as part of NXP.

As you can see, we are right on course to become a real force in our industry, with an expanded product offering, leadership IP, and the right people in the right teams.

In the coming months, please continue to focus on execution and on delivering our results, as we work towards a highly successful integration.

All of us are counting down the days until Day One, the beginning of a new era for the new NXP, our customers and employees.

Until that day, and from that day, our work continues.

Thank you.

INTEGRATION UPDATE 05

SALES & MARKETING UNDER THE PROPOSED MERGER

Tuesday, June 16

To: All NXP employees

Our proposed merger with Freescale will make NXP one of the foremost companies in global semiconductors, leaders in IoT, Security and Automotive, with the industry’s best business and technical minds on board. By leveraging the core strengths within our organization, we will continue to ensure sustainable profitable growth and align our technology with market trends and future needs. This involves driving application-centric solutions with a true customer focus. Central to achieving our ambitions is the creation of a distinctive Customer Experience, and a shift from product-based selling to a solutions approach. This is the responsibility of our Sales & Marketing Organization, the leadership team of which has now been finalized.

Sales and Marketing, under the leadership of Steve Owen, is responsible for anticipating, directly responding to and fulfilling the needs of our expanded customer base under the proposed merger. They will cover more capabilities, handle a broader portfolio, and represent a much larger company than ever before. Steve’s team will have the responsibility to create a cohesive customer interface and offer a unique Customer Experience as we move innovation as close as possible to the ‘front line’.

Now that its leadership team has been defined, Sales & Marketing will continue preparing for the post-merger work ahead.

We are making steady progress, as we lay the foundation for the company that will exceed customers’ expectations and become paramount to their success. Today, leaders and work stream members from both Freescale and NXP continue their work in progressing toward the proposed integration. I expect all NXP employees to support this work through ongoing focus on their own work commitments, ensuring that we do not lose sight of our commitments to our teams and our customers.

Rick Clemmer

CEO

NXP MT+1 for Sales
June 15th, 2015
COMPANY CONFIDENTIAL

Integration progress
Baseline phase completed
Moved into Design phase on May 6th
Resolution of functional scope differences
Value capture initiatives and workplans
Day 1 initiatives and workplans
All major Business Process & Systems decisions completed on June 10th
Multiple opportunities for the merged organization have been identified by combining the strengths of both Freescale and NXP
CEO direct reports announced April 21st, first wave of MT+1 May 27th
Now announcing the next level “MT+1” in Sales
2. COMPANY CONFIDENTIAL – INTERNAL USE

MT+1 selection process
Strong teamwork & collaboration between current MTs of Freescale and NXP
Preliminary organization design was established
Major work activities were mapped to determine the appropriate final structure
Two pools were established
Pool 1 where there were obvious fits or need for continuity in the role, no interviews required
Pool 2 where there were multiple candidates for the same role and/or where a current “MT+1” will not fulfill a role in the combined company. Interviews were completed, also considering specific location requirements, and in some organizations additional assessments were undertaken
Organization structure and appointments have been approved by the Integration Steering Committee
Resulting teams are ideally equipped to deliver the full value of the Freescale – NXP merger
3. COMPANY CONFIDENTIAL – INTERNAL USE

CEO DIRECT REPORTS
RICK CLEMMER
CEO
RUDY KURT TOM FRANS PAUL
STROH SIEVERS DEITRICH SCHEPER HART
BUSINESS UNIT BUSINESS UNIT BUSINESS UNIT BUSINESS UNIT BUSINESS UNIT
SECURITY & AUTOMOTIVE DIGITAL STANDARD RF POWER
CONNECTIVITY NETWORKING PRODUCTS
PETER GUIDO DAVID STEVE DENNIS
KELLY DIERICK REED OWEN SHULER
CHIEF GENERAL HEAD OF CHIEF SALES & CHIIEF HUMAN
FINANCIAL COUNSEL TECHNOLOGY / MARKETING RESOURCES
OFFICER OPERATIONS OFFICER OFFICER
FINANCE LEGAL TECHNOLOGY & SALES & HUMAN
OPERATIONS MARKETING RESOURCES
COMPANY CONFIDENTIAL – INTERNAL USE

SALES & MARKETING
STEVE OWEN
SALES & MARKETING
LI STEVE ADRIAN BJ HIROAKI
ZHENG WAINWRIGHT PIERCE SHIN HARASHIMA
AMEC
GC & SAPAC EMEA KOREA JAPAN
ANDREW KENRIC GERTON MOHAMED ANI
HARDY MILLER JANSEN CHEMLOUL PATWARDHAN
SECURITY & AUTOMOTIVE STANDARD CUSTOMER PRICING
CONNECTIVITY PRODUCTS APPLICATION &
TECHNICAL
SUPPORT
PAUL DOUG JOHN BILL BETZ
SEXTON RICHARDSON DIXON
F&A
HUMAN SALES MARKETING &
RESOURCES OPERATIONS COMMUNICATIONS
COMPANY CONFIDENTIAL – INTERNAL USE Directly reporting to a Business Unit Directly reporting to a Support Organisation

Next steps
Every “MT+1” member, both current and new, to deploy the Sales organization to their direct reports
Conference call format
Organization chart will be posted on integration websites Tuesday June 16th
Next organizational design step is targeted for end July / August
Timing depends on discussions with and consultation of employee representation partners as well as satisfying legal requirements
Strong collaboration between current and new “MT+1” is expected to continue building a high quality organization
A consistent process is being designed and will be communicated
Current structure remains in place until merger – full focus on 2H15 execution!
6. COMPANY CONFIDENTIAL – INTERNAL USE

SECURE CONNECTIONS FOR A SMARTER WORLD

PETER KELLY
FINANCE
JULIEN
DEREGNAU-
COURT
CONTROLLER
FINANCE
ERIK
FREDRIKS
TAX
LUC
DOBBELEER
TREASURY
JEFF
PALMER
INVESTOR
RELATIONS
HENRI
ARDEVOL
STRATEGY
KAREN
RAPP
INTEGRATION
LAURA
RUSSELL
RF
POWER
NEILL
REYNOLDS
TECHNOLOGY &
OPERATIONS
KEVIN
SPEIRITS
AUTOMOTIVE
ERIK JUST
STANDARD
PRODUCTS
BILL
BETZ
BP&A &
SALES
TORSTEN
SPINTY
SECURITY &
CONNECTIVITY
SRINATH
RAJEN
DIGITAL
NETWORKING
OLLI
HYYPPA
IT
HANS
ADRIAANS
FINANCE
INTEGRATION
MARK
HAMERSMA
CORPORATE
DEVELOPMENT
ANTHONY
GUZALDO
INTERNAL
AUDIT
COMPANY CONFIDENTIAL – INTERNAL USE